Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
jml@jardines.com

6th August 2007

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
100 F Street, N.E.
Washington D.C. 20549-3628
U.S.A.

BY COURIER

Attn: Elliot Staffin

Dear Sirs

Jardine Matheson Holdings Limited
Amendment to the Application for the Exemption under Rule 12g3-2(b) – File No. 82-2963

Jardine Matheson Holdings Limited (the "Company") would like to amend its application for the exemption under Rule 12g3-2(b) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") which was granted to it in October 1990.

The Company would like to cease its current filing with the Securities and Exchange Commission the information that it files or makes public in its home stock exchange but instead, as permitted under Rule 12g3-2(f) of the Exchange Act, make available the same information at its primary trading markets:

i) www.londonstockexchange.com/en-gb/pricesnews/marketnews/, the website of RNS provided by the London Stock Exchange ("RNS") which is one of a Regulatory Information Service approved by the Financial Services Authority in the United Kingdom; and

ii) www.sgx.com, the website of the Singapore Stock Exchange ("SGX").

The types of information which the Company makes available on the RNS and SGX websites are those required to be issued by the Company in compliance with the regulations of the UK Listing Authority, its primary regulator where the Company's shares have their primary listing. These information include:-

Announcements of material transactions
Annual / Interim reports
Circulars to shareholders
Directors share transaction notifications
Results announcements
Share repurchase notifications
Substantial shareholders notifications

We should be grateful if you could confirm your agreement to this application at your earliest convenience.

Yours faithfully
JARDINE MATHESON LIMITED
For and on behalf of
JARDINE MATHESON HOLDINGS LIMITED

dlw 8/9

Neil M McNamara
Group Corporate Secretary
[Cng/VK/2007Corr/5]

END